Food Service Proposal

For

Oak Terrace

Retirement Community

presented by:

Arena Food Service

February 23, 1998

Oak Terrace

Active Retirement Community

Food Service Proposal

Arena Food Service would propose to operate your facility on a “profit or loss” basis under the following terms and conditions:

1.

Arena will provide a professional staff and manager to run your foodservice operation. W e would be directly responsible for all food costs, all labor costs including payroll taxes and fringe benefits, all supplies needed in the operation, all insurance coverages (including workmen’s compensation, products liability , general liability) , taxes. foodhandler permits and uniform costs. Arena would not be responsible for any equipment investment, utility costs, pest control services, telephone cost or repairs and maintenance of equipment (except due to negligence on our part).

2.	Arena would provide your foodservice at a flat monthly cost of $32,500.00. Oak Terrace will pay Arena once a month. (Payment due the 15th of the following month.) Price is guaranteed for one (1) year.

3.	Arena will have an exclusive right to all vending.

4.	Arena will offer one (1) meal per day to the staff at no charge.

5.

All menus will be prepared at least one (1) week in advance and submitted for your approval. Menus will be reviewed and discussed with our registered dietician prior to submission. A minimum of one (1) “monotony” breaker will be offered each month (e.g. Seafood Buffet, Italian Night, Theme Days, Summer Cook-Outs).

6.	Arena will operate your facility seven (7) days a week with the same hours of operation that you are currently accustomed to.

7.	Arena agrees to keep data regarding daily meal counts.

8.	The contract will be for a three (3) year term and be subject to renewal options of three (3) years each.

9.	The contract shall contain a provision that either party, upon ninety (90) days written notice, can elect to terminate this agreement.

10.

Arena will have an exclusive right to all special event meals and caterings. The price for such events to be mutually agreed upon in advance, depending on menu selections, number of people, etc. All such events to be paid for by resident at time of event. Special “activity department” costs will be billed to Oak Terrace separately.

11.	Arena rill provide guest meals at the following rates: Breakfast - $2.75; Lunch - $5.00; Dinner - $6.00; Sunday and Special Buffet nights - $7.50.

12.

Arena will maintain a separate and complete set of books on your operation. Arena will also be responsible for any sales tax returns, payroll tax returns, W-2’s. etc., with respect to the foodservice operation.

13.

Arena would put in place a new foodservice crew, including a full-time dietary manager. Current employees would all be interviewed (including the current manager) and would be retained upon recommendation by the facility. Arena’s staff, including waiters and waitresses, would be attired in appropriate uniforms and would bring in a fresh, new enthusiastic attitude to your operation. Our on site manager would also be supported by a supervisory manager from our home office staff in Springfield.

14.	The facility will assign at least one (1) individual to meet with Arena Food Service Management no less than quarterly to review operations.
15.	Arena employees would be provided parking at no cost.

ARENA FOOD SERVICE	OAK TERRACE

President	Executive Director

Date	Date